UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:	Basquet Global Debt Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

8960 Spanish Ridge Avenue
Las Vegas, NV 89148

Telephone Number:	(747) 220-6623

Name and Address of Agent for Service of Process:

Steven McClurg
Basquet Global Debt Fund
8960 Spanish Ridge Avenue
Las Vegas, NV 89148

With Copies to:

Timothy A. Spangler
Robert A. Robertson
Dechert LLP
650 Town Center Drive, Suite 700
Costa Mesa, CA 92626

Check appropriate box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:    YES [X]    NO [    ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in Las Vegas, State of Nevada, on the 6th day of May, 2021.

Basquet Global Debt Fund

By:	/s/ Steven McClurg_
Steven McClurg
President and Chief Executive Officer

Attest:

By:	/s/ Michelle Tang_
Michelle Tang
Principal Financial and Accounting Officer